Filed pursuant to Rule 425 of the Securities Act of 1933
Filing by : Mitsui Sumitomo Insurance Company, Limited
Subject Company : Mitsui Sumitomo Insurance Company, Limited
SEC File No. 333-13586
Mitsui Sumitomo Insurance Company, Limited (“Mitsui Sumitomo”) presently expects that a registration statement will be filed with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, and that the prospectus included therein will be distributed to holders of Mitsui Sumitomo common stock in the United States. U.S. investors are urged to read the registration statement and prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from Mitsui Sumitomo by directing such request to: Mitsui Sumitomo Insurance Company, Limited, 27-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8252, Japan, Attention: Hiroyasu Kanno, Shareholder Relations & Legal Dept., 011-813-3297-4694.
[Translation]
August 22, 2007
Mitsui Sumitomo Insurance Company, Limited
Mitsui Sumitomo Insurance Group
Shift to Holding Company System
To whom it may concern
Mitsui Sumitomo Insurance Company, Limited (President: Toshiaki Egashira) hereby announces that the Company has decided to establish a holding company through a sole share transfer subject to the approval of the shareholders’ meeting and approvals of the competent authorities as soon as possible in fiscal 2008, thereby significantly strengthening the group’s management structure.
The Mitsui Sumitomo Insurance Group, focusing on the domestic non-life insurance business as its core business, is also involved in a wide range of business, such as the life insurance business, overseas insurance business, financial service business and risk-related business and has been working to promote the development and diversification of its businesses. In order to realize the “New Challenge 10,” a medium-term management plan whose target year is set for fiscal 2010 and whereby the Group aims to become one of the world’s top-level insurance and financial groups, seeking sustainable development with corporate quality as its primary competitive edge, the Group will seek, by shifting to a holding company structure, to promptly and flexibly develop and operate its businesses in a manner consistent with the markets in each of the businesses it operates in and simultaneously make full use of the Group’s total power by pursuing synergies.
Objectives to Shifting to Holding Company System
1.	To enhance business management and to seek group synergies
•	The newly-created holding company will focus on designing overall group strategies, allocating management resources, and supervising and monitoring the group as a whole,

using a corporate governance structure for the Group where the holding company plays a central role. By carrying this out, the Group will seek to achieve an enhanced business management, risk management and compliance structure, as well as to clearly identify the management issues for the Group, and promptly implement measures for those issues.

•	The Group will seek to develop, from the perspective of maximizing the interests of the group as a whole, a strategic approach across the group companies, taking advantage of our customer base and the business know-how of the group companies involved in strategic businesses.

•	The Group will seek, by identifying and consolidating the operations that the various businesses of the group have in common and by developing a system in which those common operations may be jointly utilized, to achieve higher quality and more efficient operations for the Group as a whole.
2.	To enable more rapid decision-making
•	The Group will seek to establish a structure whereby each group company can concentrate on its particular business area and flexibly respond to market trends through more rapid decision-making. In order to achieve this, the Group will promote the delegation of authority to group companies based on a clarification of the strategic role and responsibility of each group company.
3.	To develop human resources through various business and personnel structure
•	By introducing a management, organizational and personnel structure that is responsive to the particular business area and market environment of each group company, the Group will seek to expand the areas of activity of its officers and employees and to fully achieve its potential.

•	By establishing an effective personnel structure that allows officers and employees to exploit their talent and achieve their goals, and by promoting their development, the Group will seek to enhance their job satisfaction.
The basic matters of the holding company to be created, the specific schedule for the structural shift, the management structure after the shift and other matters will be discussed and announced in turn upon the determination thereof.

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